 Exhibit (a)(1)(D)
Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
CYMABAY THERAPEUTICS, INC.
a Delaware corporation
at
$32.50 NET PER SHARE
Pursuant to the Offer to Purchase dated February 23, 2024
by
PACIFIC MERGER SUB, INC.
a wholly owned subsidiary of
GILEAD SCIENCES, INC.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MARCH 21, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
February 23, 2024
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Pacific Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of CymaBay Therapeutics, Inc., a Delaware corporation (the “Company”), at a price of $32.50 per Share, net to the holder in cash, without interest (the “Offer Price”) and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 23, 2024 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.
The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 13 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.
The Offer to Purchase;

2.
The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3.
A Notice of Guaranteed Delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to Equiniti Trust Company, LLC (the “Depositary”) by the expiration of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer (the “Notice of Guaranteed Delivery”);

4.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.
The Company’s Solicitation/Recommendation Statement on Schedule 14D-9, dated February 23, 2024.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern Time, on March 21, 2024, unless the Offer is extended or earlier terminated.
The Offer is being made in connection with the Agreement and Plan of Merger, dated as of February 11, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, without a vote of the Company’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and a wholly owned subsidiary of Parent (such merger, the “Merger”). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company (or held in the Company’s treasury), (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent, (iii) any Shares irrevocably accepted for payment by Purchaser pursuant to the Offer (each of (i), (ii) and (iii) will be cancelled and no consideration will be delivered in exchange therefor) and (iv) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the effective time of the Merger, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive consideration equal to the Offer Price, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. As a result of the Merger, the Company would cease to be a publicly traded company and will become wholly owned by Parent.
THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.
For Shares to be properly tendered pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal, including any required signature guarantees (in respect of Shares tendered by any means other than book-entry transfer through DTC) or, in the case of a book-entry transfer through DTC, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, together with confirmation of receipt of such Shares under the procedure for book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery. Shares tendered by the Notice of Guaranteed Delivery will be excluded from the calculation of the Minimum Tender Condition (as defined in the Introduction of the Offer to Purchase), unless such Shares and other required documents are received by the Depositary by the Expiration Date (as defined in Section 1 of the Offer to Purchase).
Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent, and Equiniti Trust Company, LLC, as the depositary, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 5 of the Letter of Transmittal.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.
Very truly yours,
Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022
Banks and Brokerage Firms Call: (212) 750-5833 Stockholders Call Toll Free: (877) 456-3507